UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number 000-29338

CARDIOME PHARMA CORP.
(Translation of registrant's name into English)
1441 Creekside Drive, 6th Floor Vancouver, British Columbia, Canada V6J 4S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

The report on Form 6-K dated March 7, 2017 incorrectly stated the file number of the registration statement on Form F-10 into which Exhibit 99.1 (Material Change Report Dated March 7, 2017) should be incorporated by reference.

This report on Form 6-K/A is furnished solely to incorporate by reference such Exhibit 99.1 into Cardiome Pharma Corp.’s registration statement on Form F-10 (File No. 333-209606) in addition to the registration statements on Form S-8 (File No. 333-199091 and File No. 333-199092).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)
Date:	August 10, 2017	By:	/s/ Justin Renz
Name: Justin Renz Title: Chief Financial Officer